SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D
(Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

Carnival Corporation Carnival plc
(Name of Issuer)

Common Stock, par value $0.01 per share, of Carnival Corporation Special Voting Share of Carnival plc Trust Shares (representing beneficial interests in the P&O Princess Special Voting Trust)
(Title of Class of Securities)

Common Stock: 143658 10 2 and 143658 30 0** Special Voting Share: G7214F 12 2 Trust Shares: 143658 30 0**
(CUSIP Number)

Arnaldo Perez, Esq General Counsel Carnival Corporation 3655 N.W. 87th Avenue Miami, Florida 33178-2428 (305) 599-2600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 13, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [  ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**  The Common Stock and the Trust Shares trade together under CUSIP Number 143658 30 0.  See Items 1 and 4 of this Schedule 13D for additional information.

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0

1	Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons: TAMMS MANAGEMENT CORPORATION
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions): Not Applicable
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 32,439
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: -0-
	10	Shared Dispositive Power: 32,439
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 32,439
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11): 0.0%
14	Type of Reporting Person (See Instructions): CO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0

1	Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons: MA 1994 B SHARES, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions): Not Applicable
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 103,638,843
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 103,638,843
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 103,638,843
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11): 17.0%
14	Type of Reporting Person (See Instructions): PN

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0

1	Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons: MA 1994 B SHARES, INC.
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions): Not Applicable
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 103,638,843
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 103,638,843
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 103,638,843
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11): 17.0%
14	Type of Reporting Person (See Instructions): CO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0

1	Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons: MICKY ARISON
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions): Not Applicable
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 110,579,302
	8	Shared Voting Power: 69,282,739
	9	Sole Dispositive Power: 105,286,924
	10	Shared Dispositive Power: 74,575,117
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 179,862,041
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11): 29.6%
14	Type of Reporting Person (See Instructions): IN

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0

1	Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons: ETERNITY TWO TRUST
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions): Not Applicable
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: -0-
	8	Shared Voting Power: 1,879,504
	9	Sole Dispositive Power: -0-
	10	Shared Dispositive Power: 1,879,504
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,879,504
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11): 0.3%
14	Type of Reporting Person (See Instructions): OO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0

1	Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons: JMD DELAWARE, INC.
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions): Not Applicable
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: -0-
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: -0-
	10	Shared Dispositive Power: 6,402,066
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,402,066
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11): 1.1%
14	Type of Reporting Person (See Instructions): CO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0

1	Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons: JAMES M. DUBIN
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions): Not Applicable
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 1,000
	8	Shared Voting Power: 63,525,704
	9	Sole Dispositive Power: 1,000
	10	Shared Dispositive Power: 69,927,770
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 69,928,770
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11): 11.5%
14	Type of Reporting Person (See Instructions): IN

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0

1	Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons: ARTSFARE 2005 TRUST No. 2
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions): Not Applicable
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: -0-
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: -0-
	10	Shared Dispositive Power: 37,580,930
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 37,580,930
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11): 6.2%
14	Type of Reporting Person (See Instructions): OO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0

1	Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons: KNIGHT PROTECTOR, INC.
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions): Not Applicable
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 29,944,391
	8	Shared Voting Power: 33,581,313
	9	Sole Dispositive Power: -0-
	10	Shared Dispositive Power: 63,525,704
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 63,525,704
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11): 10.4%
14	Type of Reporting Person (See Instructions): CO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0

1	Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons: SUNTRUST DELAWARE TRUST COMPANY
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions): Not Applicable
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 750,000
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 750,000
	10	Shared Dispositive Power: 37,580,930
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 38,330,930
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11): 6.3%
14	Type of Reporting Person (See Instructions): OO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0

1	Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons: J.P. MORGAN TRUST COMPANY OF DELAWARE
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions): Not Applicable
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: -0-
	8	Shared Voting Power: 1,879,504
	9	Sole Dispositive Power: -0-
	10	Shared Dispositive Power: 1,879,504
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,879,504
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11): 0.3%
14	Type of Reporting Person (See Instructions): OO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0

1	Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons: ARTSFARE 2003 TRUST
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions): Not Applicable
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization: Florida
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: -0-
	8	Shared Voting Power: 900,000
	9	Sole Dispositive Power: -0-
	10	Shared Dispositive Power: 932,439
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 932,439
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11): 0.2%
14	Type of Reporting Person (See Instructions): OO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0

1	Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons: MBA I, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions): Not Applicable
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: -0-
	8	Shared Voting Power: 900,000
	9	Sole Dispositive Power: -0-
	10	Shared Dispositive Power: 932,439
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 932,439
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11): 0.2%
14	Type of Reporting Person (See Instructions): OO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0

1	Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons: JAFASA CONTINUED IRREVOCABLE TRUST
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions): Not Applicable
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 750,000
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 750,000
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 750,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11): 0.1%
14	Type of Reporting Person (See Instructions): OO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0

1	Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons: JOHN J. O’NEIL
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions): Not Applicable
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: -0-
	8	Shared Voting Power: 63,525,704
	9	Sole Dispositive Power: -0-
	10	Shared Dispositive Power: 63,525,704
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 63,525,704
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11): 10.4%
14	Type of Reporting Person (See Instructions): IN

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0

1	Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons: JMNJ PROTECTOR, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions): Not Applicable
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: -0-
	8	Shared Voting Power: 37,580,930
	9	Sole Dispositive Power: -0-
	10	Shared Dispositive Power: 37,580,930
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 37,580,930
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11): 6.2%
14	Type of Reporting Person (See Instructions): OO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0

1	Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons: RICHARD SKOR
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions): Not Applicable
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 1,025
	8	Shared Voting Power: 37,580,930
	9	Sole Dispositive Power: 1,025
	10	Shared Dispositive Power: 37,580,930
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 37,581,955
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11): 6.2%
14	Type of Reporting Person (See Instructions): IN

The Schedule 13D relating to Carnival Corporation and Carnival plc is being filed by TAMMS Management Corporation (“TAMMS Corp.”), MA 1994 B Shares, L.P. (“B Shares, L.P.”), MA 1994 B Shares, Inc. (“B Shares, Inc.”), Micky Arison, Eternity Two Trust, JMD Delaware, Inc., James M. Dubin, Artsfare 2005 Trust No. 2, Knight Protector, Inc., SunTrust Delaware Trust Company, J.P. Morgan Trust Company of Delaware, Artsfare 2003 Trust, MBA I, L.P., the Jafasa Continued Irrevocable Trust John J. O’Neil, JMNJ Protector, LLC and Richard Skor (collectively, the “Reporting Persons”).  This Amendment No. 12 is being filed to reflect the addition of new Reporting Persons. This Schedule 13D is hereby amended as follows:

Item 1.   Security and Issuer

No material change.

Item 2.   Identity and Background

From October 7, 2009 to October 15, 2009, an aggregate amount of 507,344 Shares beneficially owned by Artsfare 2006 Trust No. 2  were sold pursuant to a previously disclosed sales plan under Rule 10b5-1.  On December 28, 2009, Artsfare 2006 Trust No. 2 transferred all of its Shares to Artsfare 2005 Trust No.2 as a distribution for no consideration.  As of December 29, 2009, Artsfare 2006 Trust No. 2  was the beneficial owner of no Shares.

On December 22, 2009, Artsfare 2006 Trust No. 1 transferred all of its Shares to Artsfare 2005 Trust No. 2 as a distribution for no consideration. As of December 23, 2009, Artsfare 2006 Trust No. 1 was the beneficial owner of no Shares.

From October 7, 2009 to November 11, 2009, an aggregate amount of 888,837 Shares beneficially owned by Nickel Continued Irrevocable Trust were sold pursuant to a previously disclosed sales plan under Rule 10b5-1.  As of December 29, 2009, Nickel Continued Irrevocable Trust was the beneficial owner of no Shares.

On June 13, 2011, JMNJ Protector, LLC (“JMNJ Protector”) replaced JMD-LMA Protector, Inc. as the protector of Artsfare 2005 Trust No. 2.  Richard Skor is the President and sole member of JMNJ Protector, LLC.

On June 15, 2011, Mr. Dubin resigned as an officer and director of TAMMS Corp.

On June 17, 2011, SunTrust Delaware Trust Company became the sole trustee of Jafasa Continued Irrevocable Trust.

JMNJ Protector is a Delaware LLC.  Mr. Skor is the sole member of JMNJ Protector.  Its principal address is at Two Alhambra Plaza, Suite 1040, Coral Gables, Florida 33134.

Mr. Skor is the president of AFO, LLC. AFO, LLC’s principal address is at Two Alhambra Plaza, Suite 1040, Coral Gables, Florida 33134.  Mr. Skor is a U.S. Citizen.

Neither Mr. Skor nor JMNJ Protector have:

•	during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
•
been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoying future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 2 is hereby further  amended by deleting  paragraphs relating to Artsfare 2006 Trust No. 2, Artsfare 2006 Trust No. 1, JMD-LMA Protector, Inc., and Nickel Continued Irrevocable Trust.

Item 3.   Source and Amount of Funds or Other Consideration

No material change.

Item 4.   Purpose of Transaction

Not applicable.

Item 5.   Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

All ownership percentages set forth herein assume that there are 608,277,176 Shares outstanding, representing the total number of shares reported by Carnival Corporation in its Quarterly Report on Form 10-Q for the quarter ended February 28, 2011 filed with the SEC on April 1, 2011.

(a) and (b)(i)

(i)           TAMMS Corp. may be deemed to beneficially own all of the 32,439 Shares (approximately 0.0% of the total number of Shares outstanding) it directly holds.  TAMMS Corp. has sole voting and shared dispositive power with respect to such Shares.

(ii)           B Shares, L.P. beneficially owns an aggregate of 103,638,843 Shares (approximately 17.0% of the total number of Shares outstanding), which its holds directly.  B Shares, L.P. has sole voting and dispositive power with respect to all such Shares.

(iii)           B Shares, Inc. beneficially owns an aggregate of 103,638,843 Shares (approximately 17.0% of the total number of Shares outstanding), by virtue of being the general partner of B Shares, L.P.  B Shares, Inc. has sole voting and dispositive power with respect to all such Shares.

(iv)           Micky Arison beneficially owns an aggregate of 179,862,041 Shares (approximately 29.6% of the total number of Shares outstanding), 1,109,688 Shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the trust instrument for the Nickel 2003 Revocable Trust, 538,393 Shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the trust instrument for the Nickel 97-07 Trust, 103,638,843 Shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the trust instrument for the Nickel 1994 “B” Trust, 69,282,739 Shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the last will of Ted Arison, dated July 8, 1999 and 5,292,378 Shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under instruments for various grantor retained annuity trusts for his benefit: Nickel 2007 GRAT, Nickel 2008 GRAT, Nickel 2008-2 GRAT, Nickel 2009 GRAT and Nickel 2010 GRAT (together, the “GRATS”).  Micky Arison has shared dispositive and voting power with respect to the 37,580,930 Shares held by the Artsfare 2005 Trust No. 2, and 31,701,809 Shares held by the Eternity Four Trust.   Micky Arison has sole voting and dispositive power with respect to the 538,393 Shares held by the Nickel 97-07 Trust and the 103,638,843 Shares indirectly held by the Nickel 1994 “B” Trust.  Micky Arison has sole voting and shared dispositive power with respect to the 1,109,688 Shares held by the Nickel 2003 Revocable Trust and the 5,292,378 Shares held by the GRATS.  Micky Arison is deemed to be the beneficial owner of the 5,292,378 Shares held by the GRATS.

(v)           Eternity Two Trust beneficially owns an aggregate of 1,879,504 Shares (approximately 0.3% of the total number of Shares outstanding), which it holds directly.  Eternity Two Trust has shared voting and dispositive power with respect to the 1,879,504 Shares held by it.

(vi)           JMD Delaware, Inc. beneficially owns an aggregate of 6,402,066 Shares (approximately 1.1% of the total number of Shares outstanding), by virtue of being the trustee of the Nickel 2003 Revocable Trust and the various GRATS for the benefit of Micky Arison.  JMD Delaware, Inc. has shared dispositive power with respect to the 1,109,688 Shares held by the Nickel 2003 Revocable Trust and the 5,292,378 Shares held by the GRATS.  Accordingly, JMD Delaware, Inc. may be deemed to beneficially own such Shares for which it expresses voting and/or dispositive power.  JMD Delaware, Inc. disclaims beneficial ownership of all such Shares.

(vii)           James M. Dubin beneficially owns an aggregate of 69,928,770 Shares (approximately 11.5% of the total number of Shares outstanding), 1,000 Shares of which he holds directly and 69,927,770 Shares with respect to which he has a beneficial interest by virtue of being the sole shareholder of JMD Delaware, Inc. and a fifty-percent shareholder of Knight Protector, Inc..  Mr. Dubin has sole voting and dispositive power with respect to the 1,000 Shares he holds directly.  Mr. Dubin has shared voting power with respect to 29,944,391 Shares held by Eternity Four Trust,  31,701,809 Shares held by Eternity Four Trust and 1,879,504 Shares held by Eternity Two Trust.  Mr. Dubin has shared dispositive power with respect to the 61,646,200 Shares held by Eternity Four Trust, the 1,109,688 Shares held by the Nickel 2003 Revocable Trust, the 1,879,504 Shares held by Eternity Two Trust, and the 5,292,378 Shares held by the GRATS.  Accordingly, Mr. Dubin may be deemed to beneficially own such Shares for which he exercises voting and/or dispositive power.  Mr. Dubin disclaims beneficial ownership of all such Shares, except for the 1,000 Shares he holds directly.

(viii)           Artsfare 2005 Trust No. 2 beneficially owns the 37,580,930 Shares for which it exercises shared dispositive power (approximately 6.2% of the total number of Shares outstanding).

(ix)           Knight Protector, Inc. beneficially owns an aggregate of 63,525,704 Shares (approximately 10.4% of the total number of Shares outstanding), by virtue of being the protector of Eternity Four Trust and the protector of Eternity Two Trust.  Knight Protector, Inc. has shared voting and dispositive power with respect to the 1,879,504 Shares held by Eternity Two Trust.  Knight Protector, Inc. has shared dispositive power with respect to 61,646,200 Shares held by Eternity Four Trust.  Knight Protector, Inc. has shared voting power with respect to 31,701,809 Shares held by Eternity Four Trust, and has sole voting power with respect to 29,944,391 Shares held by Eternity Four Trust.

(x)           SunTrust Delaware Trust Company beneficially owns 38,330,930 Shares (approximately 6.3% of the total number of Shares outstanding), by virtue of being the trustee of Artsfare 2005 Trust No. 2 and Jafasa Continued Irrevocable Trust.  SunTrust Delaware Trust Company has sole voting and dispositive power with respect to the Shares held by Jafasa Continued Irrevocable Trust and shared dispositive power with respect to the Shares held by Artsfare 2005 Trust No. 2.  Accordingly, SunTrust Delaware Trust Company may be deemed to beneficially own such Shares for which it exercises such voting and/or dispositive power.  SunTrust Delaware Trust Company disclaims beneficial ownership of such Shares.

(xi)           J.P. Morgan Trust Company of Delaware beneficially owns 1,879,504 Shares (approximately 0.3% of the total number of Shares outstanding), by virtue of being the sole trustee of Eternity Two Trust.  J.P. Morgan Trust Company of Delaware has shared voting and dispositive power with respect to the 1,879,504 Shares held directly by Eternity Two Trust.  Accordingly, J.P. Morgan Trust Company of Delaware may be deemed to beneficially own such Shares for which it exercises shared voting and/or dispositive power.  J.P. Morgan Trust Company of Delaware disclaims beneficial ownership of such Shares.

(xii)           Artsfare 2003 Trust beneficially owns an aggregate of 932,439 Shares (approximately 0.2% of the total number of Shares outstanding), 900,000 of which it holds beneficially by virtue of its interest in MBA I, L.P. and 32,439 of which it holds beneficially by virtue of the limited partnership interest of MBA I, L.P. as sole stockholder of TAMMS Corp.  Artsfare 2003 Trust has shared voting and dispositive power with respect to the 900,000 Shares directly held by MBA I, L.P. and exercises shared dispositive power over the 32,439 Shares held indirectly by MBA I, L.P., by virtue of being the sole stockholder of TAMMS Corp.

(xiii)           MBA I, L.P. beneficially owns an aggregate of 932,439 Shares (approximately 0.2% of the total number of Shares outstanding), 900,000 Shares of which it holds directly and 32,439 Shares of which it owns beneficially by virtue of its interest in TAMMS Corp.  MBA I, L.P. has shared voting and dispositive power over the 900,000 Shares it holds directly and exercises shared dispositive power over the 32,439 Shares held by TAMMS Corp.

(xiv)           The Jafasa Continued Irrevocable Trust beneficially owns an aggregate of  750,000 Shares (approximately 0.1% of the total number of Shares outstanding), all of which it holds directly.  The Jafasa Continued Irrevocable Trust has sole voting and dispositive power with respect to such Shares held by it.

(xv)           John J. O’Neil beneficially owns an aggregate of 63,525,704 Shares (approximately 10.4% of the total number of Shares outstanding) by virtue of being a fifty-percent shareholder of Knight Protector, Inc.  Mr. O’Neil has shared voting and dispositive power with respect to the 1,879,504 Shares held by Eternity Two Trust.  Mr. O’Neil has shared voting power with respect to 29,944,391 Shares held by Eternity Four Trust and 31,701,809 Shares held by Eternity Four Trust.  Mr. O’Neil has shared dispositive power with respect to the 61,646,200 Shares held by Eternity Four Trust.  Accordingly, Mr. O’Neil may be deemed to beneficially own such Shares for which he exercises shared voting and/or dispositive power.  Mr. O’Neil disclaims beneficial ownership of all such Shares.

(xvi)           JMNJ Protector, LLC beneficially owns an aggregate of 37,580,930 Shares (approximately 6.2% of the total Shares outstanding), by virtue of being the protector of Artsfare 2005 Trust No.2. JMNJ Protector, LLC has shared voting and dispositive power with respect to the 37,580,930 Shares held by Artsfare 2005 Trust No.2.

(xvii)           Richard Skor beneficially owns an aggregate of 37,581,955 Shares (approximately 6.2% of the total Shares outstanding), by virtue of being the 100% shareholder of JMNJ Protector, LLC, and owning 1,025 Shares directly. Mr. Skor has shared voting and dispositve power with respect to the 37,580,930 Shares held by Artsfare 2005 Trust No.2.  Mr. Skor has sole voting and dispositive power with respect to the 1,025 Shares he holds directly.

(xviii)           The Reporting Persons, as a group, beneficially own an aggregate of 213,337,961 Shares (approximately 35.1% of the total number of Shares outstanding).  The Reporting Persons, as a group, have sole voting and dispositive power over all such Shares, except for Shares held by Eternity Four Trust over which Citigroup Institutional Trust Company exercises shared dispositive power.

(c)  To the best of the knowledge of each of the Reporting Persons, none of the persons named in the response to paragraph (a) has effected any transactions in the Shares during the past 60 days.

(d)  Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by such Reporting Person.

(e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended and supplemented as follows by incorporating by reference the information set forth in Item 4 above.

Item 7.   Material to be Filed as Exhibits

The following exhibits have been filed with this Schedule 13D/A.

Exhibit 35
Joint Filing Agreement, dated as of June 23, 2011, among TAMMS Management Corporation, MA 1994 B Shares, L.P., MA 1994 B Shares, Inc., Micky Arison, Eternity Two Trust, JMD Delaware, Inc., James M. Dubin, Artsfare 2005 Trust No. 2, Knight Protector, Inc., SunTrust Delaware Trust Company, J.P. Morgan Trust Company of Delaware, Artsfare 2003 Trust, MBA I, L.P., the Jafasa Continued Irrevocable Trust and John J. O’Neil.  JMNJ Protector, LLC and Richard Skor.

Exhibit 36	Power of Attorney for JMNJ Protector, LLC, dated as of June 17, 2011.

Exhibit 37	Power of Attorney for Richard Skor, dated as of June 17, 2011.

The Power of Attorney filed for Eternity Two Trust and J.P. Morgan Trust Company of Delaware as an exhibit to Amendment No. 8 to Schedule 13D filed on March 22, 2005, the Power of Attorney filed for SunTrust Delaware Trust Company as an exhibit to the Form 4 for Artsfare 1992 Irrevocable Trust filed on January 31, 2005, the Power of Attorney filed for Artsfare 2005 Trust No. 2 as an exhibit to the Form 3 filed on December 22, 2005 and the Powers of Attorney filed for the other signatories hereto (other than Eternity Two Trust and J.P. Morgan Trust Company of Delaware) as an exhibit to Amendment No. 4 to Schedule 13D filed on February 23, 2004 are hereby incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:           June 23, 2011

TAMMS MANAGEMENT CORPORATION
MA 1994 B SHARES, L.P.
MA 1994 B SHARES, INC.
MICKY ARISON
ETERNITY TWO TRUST
JMD DELAWARE, INC.
JAMES M. DUBIN
ARTSFARE 2005 TRUST NO. 2
SUNTRUST DELAWARE TRUST COMPANY
J.P. MORGAN TRUST COMPANY OF DELAWARE
ARTSFARE 2003 TRUST
MBA I, L.P.
JAFASA CONTINUED IRREVOCABLE TRUST
JMNJ PROTECTOR, LLC
RICHARD SKOR

By: James M. Dubin, Attorney-in-Fact
/s/ James M. Dubin

KNIGHT PROTECTOR, INC.
By: James M. Dubin, Authorized Signatory
/s/ James M. Dubin

/s/ James M. Dubin
James M. Dubin

INDEX TO EXHIBITS

Exhibits

Exhibit 35
Joint Filing Agreement, dated as of June 23, 2011, among TAMMS Management Corporation, MA 1994 B Shares, L.P., MA 1994 B Shares, Inc., Micky Arison, Eternity Two Trust, JMD Delaware, Inc., James M. Dubin, Artsfare 2005 Trust No. 2, Knight Protector, Inc., SunTrust Delaware Trust Company, J.P. Morgan Trust Company of Delaware, Artsfare 2003 Trust, MBA I, L.P., the Jafasa Continued Irrevocable Trust, John J. O’Neil, JMNJ Protector LLC and Richard Skor.

Exhibit 36	Power of Attorney for JMNJ Protector, LLC, dated as of June 17, 2011.

Exhibit 37	Power of Attorney for Richard Skor, dated as of June 17, 2011.

The Power of Attorney filed for Eternity Two Trust and J.P. Morgan Trust Company of Delaware as an exhibit to Amendment No. 8 to Schedule 13D filed on March 22, 2005, the Power of Attorney filed for SunTrust Delaware Trust Company as an exhibit to the Form 4 for Artsfare 1992 Irrevocable Trust filed on January 31, 2005, the Power of Attorney filed for Artsfare 2005 Trust No. 2 as an exhibit to the Form 3 filed on December 22, 2005 and the Powers of Attorney filed for the other signatories hereto (other than Eternity Two Trust and J.P. Morgan Trust Company of Delaware) as an exhibit to Amendment No. 4 to Schedule 13D filed on February 23, 2004 are hereby incorporated herein by reference.